File No. 812-13421

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________________________________

AMENDMENT NO. 5 TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 22(e) OF THAT ACT AND RULE 22c-1 THEREUNDER

___________________________________________________________________

FEDERATED CORE TRUST III,
on behalf of
FEDERATED PROJECT AND TRADE FINANCE CORE FUND,
and
FEDERATED INVESTMENT MANAGEMENT COMPANY

___________________________________________________________________

Please send all communications, notices and orders to:

George J. Zornada
Michael S. Caccese
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111-2950

Copies to:

C. Todd Gibson, Esq.
Federated Investors, Inc.
5800 Corporate Drive
Pittsburgh, Pennsylvania 15237-7000

____________________________________________________________________

As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Federated Core Trust III, on behalf of
Federated Project and Trade Finance

Core Fund, and
Federated Investment Management Company

5800 Corporate Drive, Pittsburgh,

Pennsylvania 15237-7000

File No. 812-13421
Investment Company Act of 1940

AMENDMENT NO. 5 TO APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING APPLICANTS FROM SECTION 22(e) OF THAT ACT AND RULE 22c-1 THEREUNDER

I.      Introduction

Federated Core Trust III (the “Trust”), on behalf of its portfolio, Federated Project and Trade Finance Core Fund (the “Fund”), and Federated Investment Management Company (the “Adviser,” and together with the Trust, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, as described below.

Specifically, the order would exempt the Fund from Section 22(e) and Rule 22c-1 of the 1940 Act to the extent necessary to permit the Fund to operate as an “extended payment fund,” such that it will accept redemption requests daily, price shares tendered for redemption twenty-four (24) days after receipt of the tender, and pay redemption proceeds within seven (7) days thereafter. The order would permit the Fund to operate subject to certain conditions similar to those in proposed Rule 22e-3 under the 1940 Act, which was proposed by the Commission in 1992.1

II.     Applicants

The Trust was organized as a Delaware statutory trust on August 29, 2007. The Trust filed a Form N-8A Notification of Registration to be registered as an open-end management investment company under the 1940 Act on July 21, 2008, a Form N-1A Registration Statement for the Fund under the 1940 Act on July 22, 2008 and an Amendment to the Registration Statement for the Fund on October 3, 2008. The Trust has a board of trustees (“Board”), a majority of which is comprised of persons who are not “interested persons” (as defined by Section 2(a)(19) of the 1940 Act). The Fund will be a non-diversified portfolio of the Trust.

The investment objective of the Fund is to provide total return comprised primarily from income arising out of investment in trade-finance and related securities and instruments.

The Fund will invest primarily in trade, structured-trade, export and project finance or related assets of companies or other entities (including sovereign entities) located in developed markets as well as emerging markets. The Fund’s investments are expected to consist primarily of loans or similar instruments used to finance international trade and related infrastructure projects. The Fund will invest at least 80% of its total assets in trade, structured trade, export and project finance or related securities. Up to 20% of the Fund’s assets may be invested in other types of fixed-income securities and money market instruments.

Fund shares will not be registered under the Securities Act of 1933 (the “1933 Act”); they will be offered only in private placement transactions to “accredited investors,” as defined in Regulation D of the 1933 Act, that are also “qualified purchasers,” as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder

___________________________________

1 Investment Company Act Release No. 18869 (July 28, 1992) (the “Proposing Release”). Proposed Rule 22e-3 was neither adopted nor withdrawn by the Commission. Investment Company Act Release No. 19399, n.11 (April 7, 1993) (“The Commission is neither adopting nor withdrawing proposed Rule 22e-3 at this time.”).

(“Qualified Purchasers”). The Fund will be offered to investors by means of an offering memorandum (“Offering Memorandum”). Applicants have determined to register the Fund under the 1940 Act, rather than rely on Section 3(c)(7) of the 1940 Act, in order to offer the 1940 Act’s protections to the registered funds and other investors that will invest in the Fund. In this regard, the 1940 Act offers significant investor protections that include, among others, disclosure and transparency, routine reporting to investors, oversight by an independent board, and regulation of affiliated transactions and other operating restrictions and requirements designed with the goal of protecting investors.2

In addition, Applicants considered alternative formats for the Fund. An unregistered or private fund structure, as opposed to an investment company, would limit the ability of an affiliated entity, such as another investment company advised by the Adviser, to invest in the Fund due to the prohibitions on affiliated investments in Section 17 of the 1940 Act. As discussed extensively elsewhere in this application, the investments of the Fund would not allow its operation without exemptive relief as an open-end fund because an open-end investment company generally is restricted under Commission staff policy to investing in no more than 15% of its assets in relatively illiquid investments. Applicants do not believe that a closed-end investment company format, which allows operation with an illiquid investment portfolio, presents as appealing an alternative to investors or as flexible and efficient an operational format. The Fund’s portfolio, as discussed, will be liquid enough to accept redemption requests daily and pay redemption proceeds within thirty-one (31) days thereafter. A closed-end fund, however, would not be able to offer redeemable securities, a significant drawback

__________________________________

2 Unlike an unregistered fund, an investment company must make disclosures in conformity with Form N-1A, which provides specific requirements regarding the format and content of extensive fund information and significant transparency regarding expenses, costs and operational issues and policies. Periodic reporting requirements under the 1940 Act also provide additional transparency regarding portfolio holdings and financial information relevant to investors. In addition, the 1940 Act requires a fund to be governed by a board of directors, a majority of which are independent from the fund’s adviser. Among the 1940 Act’s other substantive provisions are operational protections and requirements regarding: affiliated transactions (Sections 17(a) and 17(d)); use of affiliated brokers (Section 17(e)); custody of assets (Section 17(f)); fidelity bonding (Section 17(g)); purchases in underwritings (Section 10(f)); investments in other registered funds (Section 12(d)); fundamental policies (Section 13); oversight of advisory for investors, and an initial placement followed by an exchange listing may not be desirable based on, among other factors, the need to raise substantially all of the Fund’s capital at once and the tendency of closed-end funds to trade in the aftermarket at discounts to net asset value.

The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Adviser is a wholly-owned subsidiary of Federated Investors, Inc. Together with its affiliated advisory companies, the Adviser is one of the largest money managers in the United States and serves one of the largest investment company complexes in the country. The Adviser, together with its affiliated advisory companies, had over $338 billion under management as of March 31, 2008. The Adviser will serve as investment adviser to the Fund.

III.      APPLICABLE LAW AND ANALYSIS

a.      Rule 22c-1

Rule 22c-1 under the 1940 Act requires, with limited exceptions, registered investment companies issuing redeemable securities to sell, redeem, or repurchase any such security at the price based on the current net asset value (“NAV”) of such security next computed after receipt of a tender of such security for redemption. Rule 22c-1 was designed primarily to address the practice of “backward pricing” of fund shares. That practice involved pricing fund shares for purchase or redemption based on the NAV determined prior to the purchase or redemption request. This pricing mechanism enabled a fund’s insiders to engage in “riskless trading” by buying shares at a NAV that they knew was likely to increase because of market action after the shares were priced. In effect, backward pricing created the possibility that some investors could trade fund shares at the expense of non-redeeming shareholders. Rule 22c-1 sought to eliminate this problem by requiring “forward-pricing,” or pricing fund shares at the close of the market after a purchase or redemption request is received. Under Rule 22c-1, an open-end fund

___________________________________________________________________________________________________________________

agreements (Section 15); board oversight of valuation; net asset value and pricing requirements; compliance policies and procedures; and shareholder voting requirements.

typically computes the value of shares tendered for redemption on any given date at 4:00 pm on that day.

The Fund will price shares tendered for redemption twenty-four (24) days after the shares are tendered (“Redemption Pricing Date”).3

B.      Section 22(e)

Section 22(e) of the 1940 Act provides, in pertinent part, that “no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…”  Section 22(e) also delineates certain limited exceptions to this rule for emergencies.

Section 22(e) was designed primarily to address three types of abuses that existed in the fund industry prior to the adoption of the 1940 Act: (i) lack of provisions in a fund’s governing documents concerning redemption rights; (ii) the ability of fund management to restrict redemptions without shareholder approval; and (iii) inadequate or misleading disclosure in fund documents and marketing materials concerning redemption rights.4

Applicants propose that the Fund pay redemption proceeds within seven (7) days after the Redemption Pricing Date (or thirty-one (31) days after the tender of shares for redemption).

C.      Proposed Rule 22e-3

In 1992, the Commission proposed Rule 22e-3 under the 1940 Act, which set forth an “extended payment fund” structure identical to that proposed by the Applicants.5 The Commission’s proposal was designed to permit an investment company that could both offer redeemable securities and invest in assets, including less liquid foreign

__________________________________

3 If the Redemption Pricing Date falls on a weekend or a holiday, the price of the redeemed shares will be determined as of the closing NAV of the Fund on the preceding business day.

4 See SEC, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 1st Sess., pt 3, 799-803 (1940).

5 Proposed Rule 22e-3 also provided for an alternative open-end interval fund structure, in which an open-end fund could redeem its shares at one, two, or three month intervals (“open-end interval fund”).

securities, that did not meet the seven (7) day liquidity standard for traditional open-end funds to register with the Commission as an open-end fund.

Under proposed Rule 22e-3, an open-end fund could make payment upon redemption of its securities up to thirty-one (31) days after tender of the securities to the fund at NAV determined on the next redemption pricing date following the tender, provided that:

(a)     the fund did so pursuant to a fundamental policy, setting forth the number of days between a tender and the next redemption pricing and payment dates, changeable only with approval of a majority of the fund’s outstanding voting securities;

(b)     at least 85% of the fund’s assets consisted of assets that either (i) may be sold in the ordinary course of business at approximately the price used to compute the fund’s NAV, within the period between the tender and the next redemption payment date, or (ii) mature by the next redemption payment date; and

(c)     the fund did not hold itself out to investors as a mutual fund.

The Fund will comply with these requirements.

D.     Section 6(c)

Section 6(c) of the 1940 Act provides:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Applicants believe, as discussed herein, that the requested relief satisfies the requirements of Sections 6(c) and warrants the exercise of the Commission’s discretion thereunder.

IV.      THE FUND

A.      Portfolio Investments

The Fund will invest a substantial portion of its assets in a variety of trade finance securities and instruments that may not be readily sold and converted to cash within seven

(7) days. The Fund’s investments, however, although less liquid than permissible for an open-end investment company in the absence of exemptive relief, will not be illiquid on a relative basis. The Fund could make investments that are expected to consist primarily of but not be limited to loans or similar instruments used to finance international trade and related infrastructure projects for which the settlement process may be longer than seven (7) days or may not mature in less than seven (7) days. One of the primary goals of the Fund is to minimize disruption of its portfolio as the Fund meets redemptions. To address the issue of portfolio liquidity, applicants propose the following:

At least eighty-five percent (85%) of the Fund’s assets will be invested such that:

•

The Fund reasonably believes that an asset can be sold or disposed of in the ordinary course of business at approximately the price used in computing the Fund’s NAV, in a period equal to the Fund’s period for paying redemption proceeds (the period between tender and the Redemption Payment Date); or

•	An asset must mature before the next Redemption Payment Date.

B.      Eligible Investors

Shares of the Fund will be offered and sold only to investors that are Qualified Purchasers. It is anticipated that initially the Fund will serve as a “core fund” that would provide access to this asset class to other registered investment companies both within and outside the Federated group of investment companies.6 The Fund will adopt a policy to permit the transfer of shares only to other Qualified Purchasers.

C.     Redemptions and Redemption Pricing

The Fund will have a thirty-one (31) day rolling deadline to pay redemptions. The Fund’s primary feature will be an extended redemption period, which will enable it to make certain semi-liquid investments, set forth above and discussed further below, which are not available for other than a limited investment by a typical open-end investment

__________________________________

6 Investments in the Fund by registered open-end investment companies will be treated as “illiquid” investments under the investing companies’ investment policies. A registered investment company making an investment in the Fund, beyond the limits set forth in Section 12(d)(1)(A) of the 1940 Act, could make such investment in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. A registered investment company also could invest in the Fund pursuant to Section 12(d)(1)(F) of the 1940 Act and Rule 12d1-3 under the 1940 Act.

company. Such investments, however, will provide liquidity sufficient to enable the Fund to offer redeemable securities (with an extended payment period), and thus offer investors a degree of liquidity unavailable in a closed-end structure.

The Fund will have a fundamental policy specifying its redemption procedures, including the timing of key redemption dates as discussed below. This policy will be disclosed in the Fund’s Offering Memorandum. Modification of this policy will require authorization by the vote of a majority of the Fund’s outstanding voting securities and only upon approval by the Commission or its staff.

The Fund will adopt as a fundamental policy, which can only be changed by shareholder vote, a thirty-one (31) day rolling deadline to pay redemptions (“Redemption Payment Date”) and will calculate its NAV applicable to a redemption request on the next redemption pricing date (“Redemption Pricing Date”) following a redemption request. The fundamental policy also will state that the Redemption Pricing Date will be twenty-four (24) days after a shareholder has presented its shares to the transfer agent in proper order for redemption. This schedule will provide the Adviser with enough time to sell securities and instruments and adjust the portfolio without depressing the value of portfolio assets before computing the NAV used in calculating redemption proceeds. Alternatively, the Fund could use other assets to fund the redemption, such as sales of new shares, proceeds of prior sales or borrowing, and will not be restricted to funding any particular redemption with the sale of specific assets.

Shares tendered for redemption will participate proportionately in the Fund’s gains and losses during its payment period (the period of time between the notice of tender for redemption and the Redemption Pricing Date).  Shareholders who tender their shares for redemption will thus bear the risk of market fluctuations during the payment period.  This risk will be clearly disclosed in the Fund’s Offering Memorandum.

The Fund will calculate its NAV daily and will sell its shares at the NAV per share next calculated after a purchase request is received. The Fund will value its securities consistent with the requirements of Section 2(a)(41) of the 1940 Act.7

__________________________________

7 Section 2(a)(41) defines value with respect to the assets of a registered investment company (a) with respect to securities for which market quotations are readily available as the market value of

D.     Additional Disclosures and Procedures

The Fund will affirmatively identify itself as an “extended payment fund” or similar designation in order to distinguish itself from mutual funds, such as by indicating the limited redemption status in a legend on the Offering Memorandum cover. In addition, the Fund will clearly disclose in its Offering Memorandum the nature of the Fund and its redemption policies.

In addition, the Fund will establish, and the Board will approve, written procedures reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on redemptions, taking into account current market conditions and the Fund’s investment objectives. The Board will review the procedures and the overall composition of the portfolio at least annually and on such other occasions as may be necessary in light of changes in the markets for the Fund’s portfolio assets.

V.     THE REQUESTED RELIEF

Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The requested relief is appropriate in the public interest because the Fund can provide a convenient and cost-effective means of accessing certain asset classes that provide potentially favorable returns. A pooled investment vehicle is an ideal means of making such investments, as the Fund can produce administrative and other efficiencies and diversify risk across a number of investments, with the potential to generate attractive returns from these asset classes.

Also, as discussed extensively above, investors will be given considerable protections because the Fund will be available only to Qualified Purchasers who are sophisticated investors. The Fund also will comply with a set of detailed conditions, set forth below, largely as proposed in Rule 22e-3, which impose significant disclosure and operating requirements and restrictions on the Fund, and which provide significant

________________________________________________________________________________

such securities, and (b) with respect to other securities and other assets as fair value determined in good faith by the board of directors of the investment company.

investor safeguards. In particular, such conditions include disclosure requirements and requirements that the Fund’s redemption policies be fundamental, and thus subject to change only by the vote of a majority of the Fund’s outstanding voting securities. The Fund’s operations and policies also will be subject to the Board’s oversight, as well as the compliance regime instituted pursuant to Rule 38a-1.

In addition, the requested relief is appropriate because the primary purpose of Section 22(e) is to address the abusive practices of early open-end companies that claimed their securities were redeemable only then to institute barriers to redemption.8 The Fund’s policies will not raise the possibility of any of these abuses. All investors will purchase shares based on disclosure concerning the Fund’s structure and operations, and the Fund’s fundamental policies will be changeable only by a majority vote of the outstanding voting securities of the Fund and only upon approval by the Commission or its staff. The Fund will not hold itself out as a “mutual fund,” and all investors in the Fund will be Qualified Purchasers, who, as highly sophisticated investors are deemed not to need the protections of the 1940 Act, are unlikely to misunderstand the redemption policy of the Fund.

Finally, Rule 22c-1 is intended to prevent the practice of “backward pricing” of fund shares. The Fund will not raise this concern because shares will be priced only after a tender for redemption is received. The Fund’s pricing timeline will be clearly disclosed and is consistent with the 1940 Act because it will treat all investors equally and not dilute non-redeeming shareholders’ interests. In addition, all investors in the Fund will be Qualified Purchasers who, as discussed above, are capable of understanding the risks presented by the Fund’s redemption policy.

__________________________________

8 Examples of such abuses prior to the 1940 Act, as previously noted by the Commission, include: redemptions being suspended because a company was redeeming more shares than it was selling and wanted to stop net redemptions from further diminishing assets and decreasing management fees; some companies apparently suspended redemptions to prevent shareholders from switching into other funds; companies often suspended redemptions based on provisions contained in charter documents that shareholders never saw and that never were disclosed to investors; even if there could be no suspension without a shareholder vote, management typically controlled the proxy machinery and could persuade shareholders to vote for suspension by offering a plausible explanation of why suspension was necessary. See Proposing Release, supra note 1.

Accordingly, Applicants believe that the exercise of the Commission’s discretion to grant the requested relief is warranted under the requirements set forth in Section 6(c) of the 1940 Act.

VI.     Precedent

The Commission has previously provided exemptive relief from Rule 22c-1 and Section 22(e) to an open-end investment company to operate with a modified redemption policy when the company restricted investors to Qualified Purchasers. See Emerging Markets Growth Fund, Inc., et al., Investment Company Release Nos. 23433 (Sept. 11, 1998) (notice) and 23481 (Oct. 6, 1998) (order) (permitting a fund that limited new investors to “qualified purchasers” to operate as an open-end interval fund that redeemed its shares at monthly intervals rather than daily).

VIi.     Conclusions

Based on the foregoing, Applicants believe that it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order pursuant to Section 6(c) of the 1940 Act exempting the Fund from the provisions of Section 22(e) and Rule 22c-1 in order to permit the Fund to operate as an extended payment fund.

VIII.     Conditions

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.	The Fund’s outstanding securities will be owned exclusively by persons who are Qualified Purchasers, as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder.

2.

The Fund will adopt a fundamental policy, which may be changed only by a majority vote of the outstanding securities of the Fund and only upon approval by the Commission or its staff, that will specify the circumstances in which the Fund will redeem its shares, such that (a) the

Fund will have a thirty-one (31) day rolling deadline to pay redemptions ( “Redemption Payment Date”) after a shareholder has requested redemption, and (b) will calculate its NAV applicable to a redemption request on the next Redemption Pricing Date following a redemption request, which will be twenty-four (24) days after a shareholder has requested redemption.

3.	At least 85% of the assets of the Fund will consist of assets:

(a)

that the Fund reasonably believes may be sold or disposed of in the ordinary course of business, at approximately the price used in computing the Fund’s NAV, within the period between a tender of shares and the next Redemption Payment Date, or

(b) that mature by the next Redemption Payment Date.

4.

The Board, including a majority of the independent directors, will adopt written procedures designed to ensure that the Fund will comply with the terms and conditions of the requested order. The Board will review these procedures at least annually and approve such changes as it deems necessary.

5.	The Fund will not hold itself out as a “mutual fund.” The Fund will disclose its Redemption Policy on the cover page of its Offering Memorandum and in any marketing materials.

IX.     Request for Exemption

Based on the foregoing, Applicants respectfully request an order from the Commission, under Section 6(c) of the 1940 Act, granting the relief sought by this application, subject to the conditions set forth herein. Applicants submit that the requested exemption is appropriate in consideration of the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

X.     Procedural Matters

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that the Trustees for the Trust, and the Trustee for the Adviser, by written consents duly adopted, have authorized the preparation, execution, and filing of the Application (and any amendments thereto) with the Commission. The required resolutions for the Trust are incorporated by reference to Exhibit A-1, as part of the initial filing of the Application, and for the Adviser are incorporated by reference to Exhibit A-2 as part of amendment number 1 to the Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is c/o C. Todd Gibson or Edward C. Bartley, Corporate Counsel, Legal Department, Federated Investors, Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779, and Applicants further state that all communications or questions regarding the Application should be directed to George J. Zornada, or Michael S. Caccese, at K&L Gates LLP, One Lincoln Street, Boston, Massachusetts 02111-2950, telephone (617) 261-3100.

It is desired that the Commission issue the requested exemptive order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Applicants have caused this Application to be duly signed on their behalf on the date and year set forth below.

Federated Core Trust III
on behalf of its portfolio,
Federated Project and Trade Finance Core Fund

June 29, 2009	By:	/s/ John B. Fisher
Name: John B. Fisher
Title: President

Federated Investment Management Company

June 29, 2009	By:	/s/ John B. Fisher
Name: John B. Fisher
Title: President & CEO

Exhibit B-1

COMMONWEALTH OF PENNSYLVANIA	)
)
)
)
)
COUNTY OF ALLEGHENY	)

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application for and on behalf of Federated Core Trust III, on behalf of its portfolio, Federated Project and Trade Finance Core Fund; that he is the President of the Trust; and that all action by stockholders, trustee(s), and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Date:     June 29, 2009

By:	/s/ John B. Fisher
Name: John B. Fisher
Title: President & CEO

1

Exhibit B-2

COMMONWEALTH OF PENNSYLVANIA	)
)
)
)
)
COUNTY OF ALLEGHENY	)

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application for and on behalf of Federated Investment Management Company; that he is the President and Chief Executive Officer of the company; and that all action by stockholders, trustee(s), and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Date: June 29, 2009

By:	/s/ John B. Fisher
Name: John B. Fisher
Title: President & CEO

2